                             Digital:Convergence Corporation
                               9101 N. Central Expressway
                                       6th Floor
                                   Dallas, Texas 75231



                                      March 20, 2001





VIA EDGAR AND OVERNIGHT DELIVERY
--------------------------------

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
Attention:  Ms. Kara A. Sandler

Re:    Digital:Convergence Corporation
       Request to Withdraw Registration Statement on Form S-1
       (File Number 333-35906)

Ladies and Gentlemen:

       In accordance with Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Digital:Convergence Corporation (the "Registrant") hereby respectfully withdraws the above-referenced registration statement on Form S-1, as amended (the "Registration Statement"), with such withdrawal to be effective as of the date hereof, on grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph
(a) of Rule 477.

       The Registrant has determined, due to market conditions, not to proceed at this time with the registration and sale of the Registrant's common stock, par value $.01 per share (the "Common Stock"), as contemplated by the Registration Statement. The Registrant confirms that no shares of Common Stock have been or will be issued or sold pursuant to the Registration Statement.

       The Registrant may determine to undertake a private offering in the future in reliance on Rule 155(c) promulgated under the Securities Act.

       The Registrant requests that all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited to the Registrant's account for future use.

Ms. Kara A. Sandler
March 20, 2001
Page 2


       If you have any questions with respect to this letter, please call P. Gregory Hidalgo of Vinson & Elkins L.L.P., counsel to the Registrant, at
(214) 220-7700.



                                             Sincerely,

                                             DIGITAL:CONVERGENCE CORPORATION



                                             By:     /s/ Patrick V. Stark
                                                --------------------------------
                                                Patrick V. Stark
                                                Executive Vice President




cc:    P. Gregory Hidalgo, Esq.